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Exhibit (a)(4)

October 26, 2012

Dear Fellow Shareholders:

        On October 17, 2012, Carl Icahn launched an unsolicited, inadequate, highly conditional and opportunistic tender offer to acquire your shares of Oshkosh Corporation common stock for $32.50 per share in cash (the "Offer").

        Your Board of Directors has thoroughly reviewed Mr. Icahn's Offer, in consultation with the Company's financial and legal advisors, and unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of all Oshkosh shareholders. Many sell-side research analysts covering the Company have come to the same conclusion, and Mr. Icahn himself has even stated publicly that the Company is worth a lot more than his inadequate Offer price. Your Board is confident that the continued implementation of the Company's MOVE strategy is the best way to generate significant value for all Oshkosh shareholders.

YOUR BOARD URGES YOU NOT TO TENDER YOUR SHARES INTO THE OFFER

        Since Mr. Icahn has taken his position in Oshkosh, he has tried to force a series of ill-considered transactions that would have either destroyed value or benefited Mr. Icahn rather than all of Oshkosh's shareholders.

        Last year, Mr. Icahn tried to force a merger with Navistar or a divestiture of JLG. Oshkosh's management met with him multiple times to discuss these ideas, and our Board of Directors carefully and comprehensively considered and explored these ideas, even though Mr. Icahn provided no support for them. Rather than engage in a proactive dialogue, Mr. Icahn refused to listen to Oshkosh's Board and management team, and instead ran a costly and distracting proxy contest where his candidates were rejected by Oshkosh's shareholders.

        Icahn's proposed merger between Navistar and Oshkosh would have been particularly disastrous for Oshkosh's shareholders. Navistar's stock price has dropped sharply this year, from a 52-week high of $48.18 on February 3, 2012, to a low of $18.59 on October 25, 2012. Mr. Icahn's idea to sell-off JLG at the bottom of a down market was similarly flawed, especially since JLG's operating income increased 251% to $229.2 million, or 7.9% of sales, in fiscal 2012, compared to $65.3 million, or 3.2% of sales, in the prior year.

        Now Mr. Icahn would like you to sell your shares to him at $32.50 per share—even though he has stated publicly that the value of Oshkosh is in excess of that price and the median Wall Street research target price exceeds this Offer (before adding any takeover premium). Mr. Icahn's Offer comes despite the fact that Oshkosh articulated a detailed plan at its September 14, 2012 Analyst Day that it expects to deliver value to shareholders well in excess of Mr. Icahn's Offer.

        To further his inadequate Offer, Mr. Icahn has conditioned his Offer upon the election of his slate of director nominees to the Oshkosh Board at the 2013 Annual Meeting of Shareholders. He also resurrected his flawed idea of divesting JLG should he take control of the Board—in other words, even if you believed his JLG idea creates value, he wants you to tender your shares to him at a low-ball price with the result that you would be unable to benefit from such a transaction. But, the Board has regularly reviewed this idea. It does not add value for shareholders, and shareholders would lose the significant upside from the Company's MOVE strategy. We believe Mr. Icahn's tender offer and the related proxy contest are tools to advance Mr. Icahn's self-serving agenda, and if elected, Mr. Icahn's director candidates will seek to deprive all other Oshkosh shareholders of the full value of their investment by facilitating Mr. Icahn's inadequate Offer and ill-advised strategy to spin-off JLG.

        Where Mr. Icahn has offered flawed, contradictory, self-interested and unproductive proposals, the Oshkosh Board and management team have outlined a clear strategy and are delivering upon it.

        Throughout fiscal 2012, the Company's MOVE strategy delivered strong results in an economy that is still recovering from the greatest market downturn since the Great Depression. In the face of continued headwinds, Oshkosh management raised fiscal 2012 performance outlook multiple times during fiscal 2012, as the execution of the MOVE strategy delivered tangible results, and significantly beat Wall Street consensus estimates for each quarter of fiscal 2012. Today, we once again announced strong earnings, with adjusted consolidated operating income of $110.4 million and adjusted earnings per share (EPS) of $0.65, compared to adjusted operating income of $87.4 million and adjusted EPS of $0.50 in the fourth quarter of fiscal 2011(1). We continue to aggressively and realistically reassess our opportunities and challenges and are excited about the future value available to Oshkosh and its shareholders.

        Mr. Icahn's Offer is scheduled to expire on December 3, 2012. We outline below the many reasons why you should reject his inadequate and opportunistic Offer. Your Board urges you not to tender your shares. Tendering your shares into the Offer by December 3, 2012 will only encourage Mr. Icahn in his efforts to continue his ill-informed campaign and his attempt to acquire your Company at the inadequate price of $32.50 per share.

Your Board of Directors unanimously recommends that Oshkosh shareholders
REJECT MR. ICAHN'S OFFER and NOT TENDER your shares pursuant to the Offer.

        In reaching its recommendation, your Board considered numerous factors, including, but not limited to:

  •
  The Company has outlined a clear and detailed strategy. The Board believes, and third-party observers have recognized, that continued execution of the Company's MOVE strategy will deliver substantially greater value for shareholders than Mr. Icahn's highly contingent Offer. Oshkosh is targeting:

  •
  Doubling adjusted earnings per share from continuing operations to $4.00-$4.50 per share by fiscal 2015 compared to fiscal 2012 expectations, yielding a 23%-30% compound annual growth rate in earnings per share(2);

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  10% compound annual growth rate in non-defense revenue from fiscal 2012 through fiscal 2015 representing a $220 million operating income opportunity in its non-defense businesses through fiscal 2015, even in a modest market recovery;

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  250 basis points of incremental consolidated operating income margin by fiscal 2015 compared to fiscal 2011;

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  $350 million of incremental annual revenue through value innovation opportunities by fiscal 2015 compared to fiscal 2012; and

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  Greater than 25% of its revenues from outside of the United States by fiscal 2015, and 30% by fiscal 2016.

(1)
Non-GAAP results. See "Non-GAAP Financial Measures" in the enclosed Schedule 14D-9 for reconciliation to GAAP results.

(2)
Compared to fiscal 2012 estimates provided by management at the Company's September 14, 2012 Analyst Day.

  •
  During fiscal 2012, the MOVE strategy delivered results. Oshkosh management raised fiscal 2012 performance outlook multiple times during fiscal 2012 as the execution of the MOVE strategy delivered tangible results and significantly beat Wall Street consensus estimates for each quarter of fiscal 2012.

  •
  In the fourth quarter of fiscal 2012, Oshkosh delivered adjusted consolidated operating income of $110.4 million and adjusted earnings per share (EPS) of $0.65, compared to adjusted operating income of $87.4 million and adjusted EPS of $0.50 in the fourth quarter of fiscal 2011. Operating income margins improved in all segments in the fourth quarter of fiscal 2012 compared to the prior year fourth quarter.

  •
  Access Equipment net sales increased 42.3% to $2.92 billion in fiscal 2012 compared to fiscal 2011. Sales to external customers totaled $2.79 billion in fiscal 2012, a 43.7% increase compared to fiscal 2011, and operating income margins increased from 3.2% in fiscal 2011 to 7.9% in fiscal 2012.

  •
  International sales increased 21% in fiscal 2012 compared to fiscal 2011; Oshkosh announced a contract to produce 750 M-ATVs for the United Arab Emirates for delivery in fiscal 2013.

  •
  The FMTV program was profitable throughout fiscal 2012.

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  Oshkosh is executing its plan to address lower expected defense spending and is exiting underperforming non-core businesses, including its ambulance and mobile medical businesses.

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  The Company has acquired approximately 500,000 shares since reinstituting a share repurchase plan in August 2012.

  •
  The Company's solid balance sheet will allow it to be opportunistic as it evaluates future capital allocation alternatives to enhance shareholder value.

  •
  A substantial majority of Wall Street sell-side research analysts that cover the Company and that have expressed a viewpoint following the Company's Analyst Day and/or Mr. Icahn's Offer have reached the basic conclusions that they support MOVE and/or believe the Offer undervalues Oshkosh.

  •
  Following the Company's September 14, 2012 Analyst Day, sell-side research analysts covering the Company expressed a largely favorable view of the MOVE strategy, and several increased their valuation targets (which do not include a control premium) to prices well above the Offer price. Analysts have stated, among other things, their beliefs that:

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  The Company's current valuation is not yet fully reflective of the earnings potential over the next few years;

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  The Company's management has a history of over delivering on its estimates for the Company's results;

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  The Company's 2013-2015 targets are likely reasonable;

  •
  The Company's cost reduction initiatives and product redesigns should yield significant margin improvements in coming years; and

  •
  The Company's valuation should reflect multiple expansion as the Company continues to deliver results under the MOVE strategy.

  •
  Following Mr. Icahn's press release on October 11, 2012, indicating his intent to commence a tender offer, analysts have raised questions as to the overall credibility of the Offer, as well as its inadequate value versus the analysts' standalone valuation estimates (which do not include a control premium). Numerous analysts have stated that they believe:

  •
  The Offer undervalues the Company;

      •
      The MOVE strategy is a strong path forward for building value for the Company's shareholders;

      •
      The Company's projections represent a growth story that would result in a significantly higher valuation than the Offer;

      •
      The Offer does not fully consider the Company's future free cash flow potential;

      •
      The MOVE strategy is the Company's best alternative for shareholders; and

      •
      Shareholders should not sell into the Offer.

  •
  Your Board and management team have the right experience and a deeper understanding of the Company and its markets, and are far more capable than Mr. Icahn of leading the Company forward, evaluating and pursuing strategic alternatives and delivering value to all Oshkosh shareholders.

  •
  Mr. Icahn has promoted misguided ideas for the Company in the past, including a merger with Navistar and a sale of JLG, highlighting his lack of understanding of the Company and the industry in which it operates, as well as his promotion of his own interests over the interests of other shareholders. Pursuing either course would have been a mistake—even disastrous—for the Company.

  •
  Navistar's stock price dropped sharply this year, from a 52-week high of $48.18 on February 3, 2012, to a low of $18.59 on October 25, 2012.

  •
  JLG's operating income increased 251% to $229.2 million, or 7.9% of sales, in fiscal 2012 compared to $65.3 million, or 3.2% of sales, in the prior year.

  •
  Now, Mr. Icahn is promoting another misguided idea by asking shareholders to tender their shares to him at a low-ball price that even he believes—and stated publicly on the date he announced his Offer—undervalues the Company.

  •
  Mr. Icahn is also resurrecting his misguided ideas for JLG. Last year, the Company discussed with its shareholders how the Board carefully analyzed alternatives for JLG and concluded they did not create value for the Company's shareholders, and the Board believes this conclusion has been proven correct. The Board's conclusion has not changed this year following multiple further reviews of JLG alternatives.

  •
  Your Board has extensive experience leading M&A and divestiture/spin-off transactions, direct experience with the U.S. Department of Defense, policy expertise, CEO and CFO experience and operational leadership. Twelve of the thirteen Oshkosh directors are independent, including a non-executive, independent Chairman, and furthermore, five of Oshkosh's independent directors joined the Board since October 2010, with three new directors added in the past 18 months, providing a fresh perspective.

  •
  If a strategic opportunity, including a sale of the Company, were to be pursued, the Company's Board and management are far more capable of guiding the Company through such a process than Mr. Icahn.

  •
  The Board has always taken its fiduciary duties to shareholders very seriously and would discharge those duties properly in the context of analyzing any third-party proposal with respect to the Company. If Mr. Icahn had proposed an alternative that created greater value than the Company's current strategy, the Board would have been open to exploring that alternative. However, he has failed to do so.

  •
  The identity and track record of Mr. Icahn, as well as the lengthy list of substantial conditions to his Offer—including a condition that Mr. Icahn's full slate of nominees to the Board be elected at the 2013 annual meeting of shareholders—create significant uncertainty and risk and give Mr. Icahn wide latitude not to consummate his Offer.

  •
  Mr. Icahn has an extremely poor track record with respect to similar situations. According to publicly available data, since 2000, affiliates of Mr. Icahn made public proposals to acquire all, or a substantial portion of, at least 16 other public companies that were not in bankruptcy proceedings at the time, and launched a tender offer in respect of seven of these companies. Mr. Icahn and his affiliates failed to consummate all but one of these acquisition attempts.

  •
  Mr. Icahn's Offer contains a long list of conditions, including a condition that all of Mr. Icahn's nominees to the Board be elected at the Oshkosh 2013 Annual Meeting of Shareholders.

  •
  According to the Schedule TO filed by Mr. Icahn, all of the conditions to his Offer are for the sole benefit of Mr. Icahn. The Schedule TO claims that Mr. Icahn may assert that a condition has not been satisfied—even if the failure of such condition to be satisfied was caused by his action or inaction—and such determination will not be subject to challenge.

        Your Board encourages shareholders to send a clear message to Mr. Icahn that you will not allow him to pursue his self-serving agenda and will not permit him to take control of Oshkosh for a price significantly below the Company's value. Tendering into Mr. Icahn's Offer would only encourage Mr. Icahn in his opportunistic attempt to acquire Oshkosh at the inadequate price of $32.50 per share—a price that even he admitted was below the Company's value.

        The enclosed Schedule 14D-9 contains a complete discussion of these and other significant factors contributing to your Board's recommendation. For the reasons described above and in the enclosed Schedule 14D-9, your Board of Directors unanimously recommends that you REJECT MR. ICAHN'S OFFER and NOT TENDER your shares pursuant to the Offer.

        We urge you to read the Schedule 14D-9 carefully and in its entirety so you will be fully informed as to your Board's recommendation. If you have questions concerning the Oshkosh Schedule 14D-9 or need additional copies of the Company's publicly filed materials, please contact our proxy solicitor, Innisfree M&A Incorporated, at (877) 750-9499 (Toll Free).

        We appreciate your continued support as we work to protect your investment and create value for all Oshkosh shareholders.

Sincerely,

Richard M. Donnelly	Charles L. Szews
Chairman of the Board	Chief Executive Officer

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  Exhibit (a)(4)